Exhibit 99.5

CORE GAMING INC. and SIYATA MOBILE INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On February 26, 2025, Core Gaming, Inc. entered into a Merger Agreement (the “Merger Agreement”) with Siyata Mobile Inc., a corporation existing under the laws of the Province of British Columbia (“Siyata Mobile”), and Siyata Core Acquisition U.S., Inc., a wholly-owned subsidiary of Siyata Mobile (“Merger Sub”), pursuant to which (i) Core Gaming will merge (the “Merger”) with and into Merger Sub, with Core Gaming continuing as the surviving entity and a wholly owned subsidiary of Siyata Mobile, (ii) in exchange for the outstanding shares of Core Gaming’s common stock, Siyata Mobile will issue common shares to the shareholders of Core Gaming based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Siyata Mobile’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger, (iii) on the Closing Date (as defined in the Merger Agreement), the parties will cause a certificate of merger to be executed and filed with the Secretary of State of Delaware, with the Merger becoming effective on the date and time specified in the certificate of merger (the “Effective Time”), and (iv) at the Effective Time, all assets, properties, rights, privileges, powers, and franchises of Core Gaming and Merger Sub will vest in Core Gaming as the surviving corporation in the Merger. Newbyera Technology Limited (“Newbyera”) is the sole operating subsidiary of Core Gaming.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2025

	Core Gaming (Historical)	Siyata (Historical)	Transaction accounting adjustments	Notes	Pro Forma Combined
Assets
Current
Cash	5,773,801	547,254			6,321,055
Trade And Other Receivables	11,106,137	888,672			11,994,809
Prepaid Expenses	901,552	607,271	(900,804)	[2G]	608,019
Inventory	-	2,788,697			2,788,697
Advance To Suppliers	-	103,542	900,804	[2G]	1,004,346
	17,781,490	4,935,436			22,716,926
Long Term Receivable	-	178,116			178,116
Right Of Use Assets	-	492,166			492,166
Equipment	-	152,654			152,654
Intangible Assets	1,166	8,701,733			8,702,899
Goodwill	-	-	11,688,871	[2A]	11,688,871
Total Assets	17,782,656	14,460,105			43,931,632

Liabilities and Shareholders’ Equity
Current
Loans to Financial Institutions	-	354,493			354,493
Sale of future receipts	-	1,541,621			1,541,621
Tax payable	21,299	-	(21,299)	[2G]	-
Accounts Payable And Accrued Liabilities	15,677,888	5,194,102	1,000,000	[2B]	21,893,289
			21,299	[2G]
Short Term Lease Liability	-	297,968			297,968
Warrant Liability	-	731,534			731,534
	15,699,187	8,119,718			24,818,905
Long Term Lease Liability	-	251,480			251,480
	-	251,480			251,480
Total Liabilities	15,699,187	8,371,198			25,070,385

Shareholders’ Equity
Share Capital	2,569,566	110,872,775	(110,872,775)	[2C]	20,347,344
			17,777,778	[2C]
Reserves		14,927,501	(14,927,501)	[2D]	-
Accumulated Other Comprehensive Loss	(13,520)	98,870	(98,870)	[2E]	(13,520)
Retained Deficit	(472,577)	(119,810,239)	119,810,239	[2F]	(1,472,577)
			(1,000,000)	[2B]
	2,083,469	6,088,907			18,861,247
Total Liabilities and Shareholders’ Equity	17,782,656	14,460,105			43,931,632

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF LOSS

FOR THE THREE MONTH ENDED MARCH 31, 2025

	Newbyera (Historical)	Siyata (Historical)	Transaction accounting adjustments	Notes	Pro Forma Combined
Revenue	14,509,763	2,468,331			16,978,094
Cost Of Sales	(14,738,105)	(1,938,095)			(16,676,200)
Gross Profit	(228,342)	530,236			301,894

Expenses
Amortization And Depreciation	-	414,980			414,980
Development Expenses	-	166,600			166,600
Selling And Marketing	-	1,138,636			1,138,636
Equity promotion and marketing		483,250			483,250
General And Administrative	198,833	1,271,447			1,470,280
Inventory Impairment	-	37,200			37,200
Bad Debts (Recovered)	(316,514)	9,191			(307,323)
Foreign Exchange	28,803	-	(28,803)	[2G]	-
Other income	(52,598)	-	52,598	[2G]	-
Total Operating Expenses	(141,476)	3,521,304			3,403,623

Net Operating Loss	(86,866)	(2,991,068)			(3,101,729)

Other income
Investment income	-	-	52,598	[2G]	52,598

Other Expenses
Finance Expense - net	13,391	1,117,622			1,131,013
Foreign Exchange		(52,131)	28,803	[2G]	(23,328)
Change In Reserve for Claim	-	(230,609)			(230,609)
Change In Fair Value of Warrant Liability	-	(36,882)			(36,882)
Total Other Expenses	13,391	798,000			840,194
Profit Before Income Tax	(100,257)	(3,789,068)			(3,889,325)
Income tax expense	-	-			-
Net Loss for The Period	(100,257)	(3,789,068)			(3,889,325)
Other Comprehensive Income	3,132	-			3,132
Comprehensive Income/(Loss) For the Period	(97,125)	(3,789,068)			(3,886,193)

Weighted average shares	27,148,671	1,612,202			28,760,873
Basic and diluted earning/(loss) per share	0.00	(2.35)			(0.14)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Core Gaming (Historical)	Siyata (Historical)	Transaction accounting adjustments	Notes	Pro Forma Combined
Revenue	79,465,587	11,629,572			91,095,159
Cost Of Sales	(77,812,937)	(9,487,165)			(87,300,102)
Gross Profit	1,652,650	2,142,407			3,795,057

Expenses
Amortization And Depreciation	-	1,679,839			1,679,839
Development Expenses	-	625,023			625,023
Selling And Marketing	-	4,480,013			4,480,013
Equity promotion and marketing	-	5,920,239			5,920,239
Inventory Impairment	-	230,312			230,312
General And Administrative	1,182,360	4,859,690			6,042,050
Bad Debts (Recovered)	1,570,860	6,926			1,577,786
Impairment of intangibles	-	279,828			279,828
Share-Based Payments	-	283,301			283,301
Foreign Exchange	(28,206)	-	28,206	[2G]	-
Other income	(335,697)	-	335,697	[2G]	-
Total Operating Expenses	2,389,317	18,365,171			21,118,391

Net Operating Loss	(736,667)	(16,222,764)			(17,323,334)

Other income
Investment income	-	-	335,697	[2G]	335,697

Other Expenses
Finance Expense	6,915	3,541,594			3,548,509
Loss on issuance	-	6,267,400			6,267,400
Loss on extinguishment of financial liability	-	601,163			601,163
Impairment of investment	-	1,300,000			1,300,000
Foreign Exchange	-	8,523	(28,206)	[2G]	(19,683)
Change in preferred share liability	-	(386,022)			(386,022)
Gain on settlement of derivative	-	(3,723,827)			(3,723,827)
Change In Fair Value of Warrant Liability	-	(48,681)			(48,681)
Transaction Costs	-	1,487,800	1,000,000	[2B]	2,487,800
Total Other Expenses	6,915	9,047,950			10,026,659
Profit Before Income Tax	(743,582)	(25,270,714)			(27,014,296)
Income tax expense	2,070	-			2,070
Net Loss for The Period	(745,652)	(25,270,714)			(27,016,366)
Other Comprehensive Income	(36,650)	-			(36,650)
Comprehensive Income/(Loss) For the Period	(782,302)	(25,270,714)			(27,053,016)

Weighted average shares	27,148,671	163,397			27,312,068
Basic and diluted loss per share	(0.03)	(154.66)			(0.99)

Note 1 – Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X.

The unaudited pro forma condensed combined balance sheet was prepared using the historical balance sheet of Siyata Mobile as of March 31, 2025 and the historical balance sheet of Core Gaming, Inc. as of March 31, 2025, taking into account the pro forma effect of the Merger. Siyata Mobile’s, Core Gaming’s and Newbyera’s fiscal years end on December 31.

Core Gaming, Inc. was incorporated on May 10, 2024, and acquired Newbyera in August 2024. Core Gaming’s primary activity through March 31, 2025 has been through its holdings of Newbyera. The unaudited pro forma condensed combined statements of loss were prepared using:

● the historical audited consolidated statement of loss of Siyata Mobile for the year ended December 31, 2024;

● the historical unaudited consolidated statement of loss of Siyata Mobile for the three months ended March 31, 2025;

● the historical unaudited statement of loss of Newbyera for the year ended December 31, 2024; and

● the historical unaudited statement of loss of Core Gaming for the three months ended March 31, 2025.

Both Siyata Mobile and Newbyera’s historical financial statements were prepared in accordance with International Financial Reporting Standards and are presented in U.S. dollars. Certain reclassifications have been made to the historical financial statements of Newbyera to conform to the financial statement presentation to be adopted by the combined company. These adjustments are related to the presentation of prepayment, tax payables, foreign currency exchange gain and other incomes. All such adjustments and reclassifications have been included in Pro Forma Adjustments in the Unaudited Pro Forma Condensed Combined Balance Sheet and Unaudited Pro Forma Condensed Combined Statement of Loss.

Because the former stockholders of Core Gaming will own 90% of Siyata Mobile’s outstanding common shares immediately following the closing of the Merger, and the management of Core Gaming will assume key positions in the management of Siyata Mobile, Core Gaming is deemed to be the acquiring company for accounting purposes, and the Merger is accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. Accordingly, the assets and liabilities of Siyata Mobile will be measured at fair value and added to the assets and liabilities of Core Gaming, and the historical results of operations of Core Gaming will be reflected in the results of operations of Siyata Mobile following the Merger.

The total acquisition consideration (for accounting purposes) is equal to fair value of the number of equity interests that Core Gaming would have had to issue to give the owners of Siyata Mobile the same percentage equity interest in the combined company that results from the Merger. The related fair value of equity interests of Core Gaming is based on preliminary management valuations.

Under the acquisition method of accounting, identifiable assets and liabilities of Siyata Mobile will be recorded based on their estimated fair values as of the Effective Time. Goodwill is calculated as the difference between the estimated acquisition consideration and fair values of identifiable net assets acquired.

The estimated acquisition consideration and the preliminary allocation of the estimated acquisition consideration are, in part, based upon a preliminary management valuation, as described below, and Siyata Mobile’s estimates and assumptions, which are subject to change.

March 31, 2025
Cash	547,254
Trade and other receivables	888,672
Prepaid expenses	607,271
Inventory	2,788,697
Advance to suppliers	103,542
Long Term Receivable	178,116
Right Of Use Assets	492,166
Equipment	152,654
Intangible Assets	8,701,733
Fair value of assets acquired	14,460,105

Loans to Financial Institutions	354,493
Sales of future receipts	1,541,621
Accounts payable and accrued liabilities	5,194,102
Lease obligations	297,968
Warrant and preferred share liability	731,534
Long Term Lease Liability	251,480
Fair value of liabilities acquired	8,371,198

Fair Value of Net Assets acquired	6,088,907
Goodwill	11,688,871
Total estimated consideration (for accounting purpose)	17,777,778

The final determination of the fair value of the identifiable net assets acquired may change significantly from these preliminary estimates. The actual acquisition accounting of the Merger will be based on the fair value of the acquisition consideration and the fair values of Siyata Mobile’s assets and liabilities as of the Effective Time.

Note 2 – Pro Forma Adjustments

The pro forma adjustments in the unaudited pro forma condensed combined financial information, which represent only transaction accounting adjustments, are as follows:

[A] To record the goodwill from Core Gaming’s acquisition of Siyata Mobile (for accounting purpose)

[B] To record the transaction costs for the Merger

[C] To record the exchange of Core Gaming’s common stock for Siyata Mobile’s common shares

[D] To eliminate Siyata Mobile’s historical reserves

[E] To eliminate Siyata Mobile’s historical other comprehensive loss

[F] To eliminate Siyata Mobile’s historical deficit

[G] To reclass certain balances to confirm to the combined company’s presentation

Note 3 – Loss Per Share

Net loss per share is calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Merger, assuming the shares were outstanding since January 1, 2024. As the Merger is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Merger have been outstanding for the entire periods presented.